UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.     )

OPENWAVE SYSTEMS INC.
(Name of Subject Company)

OPENWAVE SYSTEMS INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

683718308
(CUSIP Number of Class of Securities)

Hal Covert Executive Vice President and Chief Financial Officer Openwave Systems Inc. 2100 Seaport Boulevard Redwood City, California 94063 (650) 480-800)
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Openwave’s Board of Directors to Review Harbinger Offer and Provide Recommendation

REDWOOD CITY, Calif., May 22 /PRNewswire-FirstCall/ -- Openwave Systems, Inc. (Nasdaq: OPWV - News) today confirmed that it had received an unsolicited partial tender offer from Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, “Harbinger”) to purchase up to 40,389,560 shares of Openwave common stock, or approximately 49% of the Company’s outstanding shares, for $8.30 per share in cash.

Openwave’s Board of Directors, consistent with its fiduciary duties, and in consultation with its financial and legal advisors, will carefully review and consider Harbinger’s unsolicited partial tender offer and will, within ten business days (as required by the tender offer rules), advise Openwave’s shareholders of the Board’s position regarding the offer as well as its reasons for that position.

Accordingly, Openwave urges its shareholders to defer making a determination whether to accept or reject Harbinger’s unsolicited partial tender offer until they have been advised of the position of Openwave’s Board of Directors.

Merrill Lynch & Co. is acting as financial advisor to Openwave and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel.

About Openwave

Openwave Systems Inc. (Nasdaq: OPWV - News) is the leading independent provider of software solutions that ignite mobility for the communications and media industries. Openwave empowers its customers to rapidly transform their business by sparking new revenue streams and market opportunities, building loyal subscriber communities and reducing operational costs. Openwave’s broad range of IP-based handset-to-network solutions enable the rapid launch of information, communication and entertainment services across networks and devices and include handset software, content delivery, adaptive messaging, location, music and video services. Openwave is a global company headquartered in Redwood City, California. For more information please visit http://www.openwave.com.

Cautionary Note Regarding Forward Looking Statements

This release contains forward-looking statements relating to expectations, plans, prospects, or financial results for Openwave Systems Inc. that are based upon the current expectations and beliefs of Openwave’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The exploration of strategic alternatives by the Company’s Board or the unsolicited partial tender offer by Harbinger may not result in a transaction that the Board would support or one that would garner shareholder approval. Notwithstanding changes that may occur with respect to matters relating to any forward looking statements, Openwave does not expect to, and disclaims any obligation to, update such statements. Openwave, however, reserves the right to update such statements or any portion thereof at any time for any reason.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission (“SEC”), including but not limited to the Company’s amended Annual Report on Form 10-K/A for the year quarter ended June 30, 2006, and any subsequently filed reports. All documents also are available through the SEC’s Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from Openwave’s Web site at http://www.openwave.com.

For Additional Information

Openwave’s shareholders, employees and customers are strongly advised to carefully read Openwave’s solicitation/recommendation statement regarding this tender offer, which will contain important information, when it becomes available. Free copies of the solicitation/recommendation statement, which will be filed by Openwave with the Securities and Exchange Commission, will be available at the SEC’s web site at http://www.sec.gov, or at the Investor Relations section of the Openwave web site at http://www.openwave.com, and will also be available, without charge, by directing requests to Openwave’s Investor Relations department.

Openwave is the trademark of Openwave Systems Inc. All other trademarks are the properties of their respective owners.

For more information please contact:

Openwave Systems Inc. Mike Bishop Investor Relations investor@openwave.com Tel: 650-480-4461 Vikki Herrera Public Relations Vikki.Herrera@openwave.com Tel: 650-480-6753	Matthew Sherman Joele Frank, Wilkinson Brimmer Katcher msherman@joelefrank.com Tel: 212-355-4449